Filed by Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On February 5, 2003, JDN Realty Corporation disseminated the following press release:

# # #

FOR IMMEDIATE RELEASE

Contact: Charles N. Talbert
Director of Investor Relations
(404) 262-3252

JDN REALTY CORPORATION RESCHEDULES
SPECIAL MEETING FOR PROPOSED MERGER TO
THURSDAY, MARCH 13, 2003 AND RESETS RECORD DATE

ATLANTA, GA (February 5, 2003) — JDN Realty Corporation (NYSE: JDN) today announced that in connection with its proposed merger with Developers Diversified Realty Corporation, JDN has rescheduled its special meeting of shareholders for 9:00 a.m. on Thursday, March 13, 2003, and that JDN has also reset the record date used to identify shareholders who are entitled to vote on the proposed merger to February 12, 2003. The location of the special meeting will be at the offices of King & Spalding LLP, 191 Peachtree Street, 50th Floor, Atlanta, Georgia 30303. The special meeting scheduled for Thursday, February 6, 2003 will be convened and immediately adjourned until March 13, 2003.

As of February 5, 2003, based on proxies received from the original record date of December 2, 2002, approximately 61% of the outstanding JDN shares had submitted proxies in favor of the merger, approximately 13% of the outstanding shares had submitted proxies against the merger and approximately 26% of the outstanding shares had not yet submitted proxies. Since the original record date of December 2, 2002, at which time JDN had approximately 34.8 million shares outstanding, approximately 17.1 million shares have been traded on the New York Stock Exchange.

Craig Macnab, President and Chief Executive Officer of JDN, stated, “JDN and its Board of Directors continue to support the proposed merger and are firmly convinced that the transaction with DDR will create a premier real estate organization and is in the best interests of JDN and its shareholders. We strongly encourage all JDN shareholders to submit their proxies in favor of the merger.”

The Boards of Directors of JDN and DDR have unanimously approved the proposed merger, and at the special meeting of DDR shareholders held on January 29, 2003, the DDR shareholders approved the proposed merger. Institutional Shareholder Services (ISS), the nation’s leading proxy advisory service, has recommended that its clients vote in favor of the transaction.

JDN currently expects to mail a revised proxy statement and proxy card to its shareholders on or about February 13, 2003. Approval of the proposed merger by the JDN shareholders requires the affirmative vote of two-thirds of the outstanding shares of common stock. The failure to vote your shares will have the same effect as a vote against the proposed merger.

If you have questions or need assistance voting your shares, please call Georgeson Shareholder toll-free at 1-866-870-4476.

JDN is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. Headquartered in Atlanta, Georgia, JDN owns and operates directly or indirectly 98 properties, containing approximately 11.1 million square feet of gross leasable area, located in 19 states. The common stock and preferred stock of JDN are listed on the New York Stock Exchange under the symbols “JDN” and “JDNPrA,” respectively.

For additional information, visit JDN’s home page on the Internet at
www.jdnrealty.com

Additional Information about the Merger and Where to Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

# # #